

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell such securities and it is not soliciting an offer to buy such securities in any state where such offer or sale is not permitted.

Subject to Completion, Dated October 3, 2016.

7,750,000 Shares

Mammoth Energy Services, Inc.

MAMMOTH
ENERGY SERVICES INC.

Common Stock

This is the initial public offering of our common stock. Prior to this offering, there has been no public market for our common stock. We are offering 7,500,000 shares of our common stock in this offering. The selling stockholders identified in this prospectus are offering an additional 250,000 shares of our common stock in this offering. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

We anticipate that the initial public offering price of our common stock will be between $15.00 and $18.00 per share. We have applied for listing of our common stock on The NASDAQ Global Market under the symbol “TUSK.”

The underwriters have an option to purchase an additional 1,162,500 shares of our common stock, all of which would be sold by the selling stockholders.

Each of the selling stockholders in this offering is deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 15.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Mammoth Energy (before expenses)	Proceeds to Selling Stockholders (before expenses)
Per Share	$	$	$	$
Total	$	$	$	$

(1) See “Underwriting (Conflicts of Interest)” for additional information regarding underwriter compensation.

Delivery of the shares of common stock is expected to be made on or about , 2016 through the book-entry facilities of The Depository Trust Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities described herein or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

The date of this prospectus is , 2016.

The Offering

Common stock offered by us .... 7,500,000 shares (7,500,000 shares if the underwriters' option to purchase additional shares is exercised in full)

Common stock offered by the selling
stockholders .... 250,000 shares (1,412,500 shares if the underwriters' option to purchase additional shares is exercised in full)

Common stock to be outstanding immediately
after completion of this offering .... 37,500,000 shares (37,500,000 shares if the underwriters' option to purchase additional shares is exercised in full)

Use of proceeds .... We intend to use the net proceeds of this offering to repay all outstanding borrowings under our revolving credit facility and for general corporate purposes, which may include the acquisition of additional equipment and complementary businesses. We will not receive any proceeds from the sale of shares by the selling stockholders. See "*Use of Proceeds*."

Conflicts .... Because an affiliate of Credit Suisse Securities (USA) LLC is a lender under our revolving credit facility and will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under our revolving credit facility, Credit Suisse Securities (USA) LLC is deemed to have a conflict of interest within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering will be conducted in accordance with Rule 5121, which requires, among other things, that a "qualified independent underwriter" participate in the preparation of, and exercise the usual standards of "due diligence" with respect to, the registration statement and this prospectus. Piper Jaffray & Co. has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, as amended (the "Securities Act"), specifically including those inherent in Section 11 thereof. Piper Jaffray & Co. will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Piper Jaffray & Co. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. See "*Underwriting (Conflicts of Interest)*."

Dividend policy .... We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future.

Listing symbol …………………………………	We have applied for listing of our shares of common stock on The NASDAQ Global Market under the symbol "TUSK."
Directed Share Program …………………………	At our request, the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale to our directors, executive officers, employees, business associates and related persons at the public offering price. The sales will be made by the underwriters through a directed share program. We do not know if these persons will choose to purchase all or any portion of this reserved common stock, but any purchases they do make will reduce the number of shares available to the general public. To the extent the allotted shares are not purchased in the directed share program, we will offer these shares to the public. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. Any directors or executive officers purchasing such reserved common stock will be prohibited from selling such stock for a period of 180 days after the date of this prospectus.
Risk Factors ………………………………………	You should carefully read and consider the information beginning on page 16 of this prospectus set forth under the heading "*Risk Factors*" and all other information set forth in this prospectus before deciding to invest in our common stock.

Except as otherwise indicated, all information contained in this prospectus:

- • Assumes the underwriters do not exercise their option to purchase additional shares; and

- • Excludes shares of common stock reserved for issuance under our equity incentive plan.

USE OF PROCEEDS

Our net proceeds from the sale of 7,500,000 shares of common stock in this offering, assuming a public offering price of $16.50 per share (which is the midpoint of the range set forth on the cover of this prospectus), are estimated to be $116.0 million, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering to repay our outstanding borrowings under our revolving credit facility. Any remaining net proceeds will be used for other general corporate purposes, which may include the acquisition of additional equipment and complementary businesses.

As of June 30, 2016, we had $82.3 million in borrowings outstanding under our revolving credit facility, with a weighted average interest rate of 3.3%. As of September 30, 2016, our outstanding borrowings under our revolving credit facility were $72.0 million. Our revolving credit facility matures on November 25, 2019.

An affiliate of one of the underwriters is a lender under our revolving credit facility and will receive a portion of the proceeds of this offering. Accordingly, this offering is being made in compliance with FINRA Rule 5121. See "*Underwriting (Conflicts of Interest)*."

An increase or decrease in the initial public offering price of $1.00 per share would cause the net proceeds that we will receive in this offering to increase or decrease by approximately $7.0 million.

We will not receive any proceeds from the sale of shares by the selling stockholders, including any sale the selling stockholders may make upon exercise of the underwriters' option to purchase additional shares.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2016:

- on an actual basis;

- pro forma as adjusted to give effect to (i) the issuance of 30,000,000 shares of common stock, in the aggregate, to Mammoth Holdings, Gulfport and Rhino in the contribution, and (ii) the sale of shares of our common stock in this offering at an assumed initial public offering price of $16.50 per share of common stock (which is the midpoint of the range set forth on the cover of this prospectus), our receipt of an estimated $33.7 million of net proceeds from this offering after deducting underwriting discounts and commissions and estimated offering expenses and the use of a portion of those proceeds to repay outstanding borrowings under our revolving credit facility. See "*Use of Proceeds*."

This table does not reflect the issuance of up to 1,162,500 shares of our common stock that may be sold to the underwriters upon exercise of their option to purchase additional shares from the selling stockholders. We will not receive any proceeds from the sale of these shares. You should read the following table in conjunction with "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2016	
	Actual (1)	Pro Forma As Adjusted (2)
	(in thousands)	
Cash and cash equivalents	$ 938	$ 34,654
Long-term debt (including current maturities)(3)	$ 82,300	$ -
Unitholders' equity:		
General partner	-	-
Common units, 30,000,000 units issued and outstanding as of June 30, 2016	299,576	-
Stockholders' equity:		
Common stock, par value $0.01; 100 shares authorized and 100 shares issued and outstanding actual; 200,000,000 shares authorized and 37,500,000 shares issued and outstanding as adjusted for the offering	-	370
Additional paid-in capital	-	415,222
Accumulated earnings(4)	-	-
Accumulated other comprehensive loss	(3,957)	(3,957)
Total stockholders'/unitholders' equity	295,619	411,635
Total capitalization	$ 377,919	$ 446,289

_____

(1)   Mammoth Energy Services, Inc. was formed in June 2016 and has not and will not conduct any material business operations prior to the contribution other than certain activities related to the preparation of the registration statement for this offering. Mammoth Energy Services, Inc. is a wholly-owned subsidiary of Mammoth Partners. Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, Mammoth Partners will convert to a Delaware limited liability company named Mammoth Energy Partners LLC, and Mammoth Holdings, Gulfport and Rhino will contribute their respective interests in Mammoth Partners LLC to Mammoth Energy Services, Inc., and Mammoth Partners LLC will become its wholly-owned subsidiary. The data in the "Actual" column of this table has been derived from the historical consolidated financial statements and other financial information of Mammoth Partners and its consolidated subsidiaries included in this prospectus.

(2) A $1.00 increase (decrease) in the assumed initial public offering price of $16.50 per share (which is the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) each of cash and cash equivalents, additional paid-in-capital and total capitalization by $7.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3) Represents borrowings outstanding under our revolving credit agreements, which borrowings will be repaid in full with a portion of the net proceeds from this offering. At September 30, 2016, we had $72.0 million outstanding under our revolving credit agreement.

(4) Upon completion of this offering, we will recognize deferred tax liabilities and assets for temporary differences between the historical cost basis and tax basis of our assets and liabilities. Based on estimates of those temporary differences as of June 30, 2016, a net deferred tax liability of approximately $58.4 million will be recognized with a corresponding charge to earnings.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock by:

- the selling stockholders;

- each stockholder known by us to be the beneficial owner of more than five percent of the outstanding shares of our common stock;

- each of our directors;

- each of our named executive officers; and

- all of our directors and executive officers as a group.

Except as otherwise indicated, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Name of Beneficial Owner	Common Stock Beneficially Owned Prior to Offering (1)		Common Stock Beneficially Owned After Offering (1)		Common Stock Beneficially Owned After Offering if the Underwriters' Over-allotment Option Is Exercised in Full (1)	
	Number	Percentage	Number	Percentage	Number	Percentage
Selling Stockholders and other 5% Stockholders:						
Mammoth Energy Holdings LLC(2)	20,615,700	68.7%	20,443,903	54.5%	19,645,045	52.4%
Gulfport Energy Corporation	9,150,000	30.5%	9,073,750	24.2%	8,719,187	23.3%
Rhino Exploration LLC	234,300	*	232,347	*	223,268	*
Executive Officers and Directors:						
Marc McCarthy(3)	—	—	2,020	*	2,020	*
Arty Straehla(4)	—	—	—	—	—	—
Mark Layton	—	—	—	—	—	—
† Aaron Gaydosik(3)	—	—	2,020	*	2,020	*
† Arthur Smith(3)	—	—	2,020	*	2,020	*
† André Weiss(3)	—	—	2,020	*	2,020	*
All executive officers and directors as a group (seven persons)	—	—	8,080	*	8,080	*

*   Less than 1%

†   Director Nominee.

(1)   Percentage of beneficial ownership is based upon 30,000,000 shares of common stock outstanding immediately prior to this offering after giving effect to the contribution, and 37,500,000 shares of common stock outstanding after the offering. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock which such person has the right to acquire within 60 days. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any security that such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)   Wexford is the manager of Mammoth Holdings, which is one of the selling stockholders in this offering. The number of shares of common stock to be sold in the offering by Mammoth Holdings includes up to 798,858 shares of common stock that will be sold if the underwriters exercise their option to purchase additional shares in full. As manager of Mammoth Holdings, Wexford has the exclusive authority to, among other things, purchase, hold and dispose of its assets, including the common stock that will be owned by Mammoth Holdings. Wexford may, by reason of its status as the manager of Mammoth Holdings, be deemed to beneficially own the interest in the shares of common stock owned by Mammoth Holdings. Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford, be deemed to beneficially own the interests in the shares of common stock owned by Mammoth Holdings. Each of Charles E. Davidson, Joseph M. Jacobs and Wexford share the power to vote and to dispose of shares of common stock owned by Mammoth Holdings. Each of Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of common stock owned by Mammoth Holdings and Wexford. Wexford's address is Wexford Plaza, 411 West Putnam Avenue, Greenwich, Connecticut 06830.

(3)   Includes 2,020 restricted stock units, all of which will be vested on the closing date of this offering and excludes 4,040 restricted stock units that will vest in two equal annual installments beginning on the first anniversary of this offering, in each case based on an assumed initial offering price of $16.50 per share.

(4)   On November 24, 2014, in connection with the contributions to Mammoth Partners by Mammoth Holdings, Gulfport and Rhino of their respective interests in our operating subsidiaries, Mr. Straehla was issued 2,767 units in Mammoth Holdings, representing approximately 0.03% of the total units issued, and a 0.5% carried interest in distributions that may be made by Mammoth Holdings that are deemed attributable to Panther Drilling, in exchange for his contribution of the interest he then held in Panther Drilling; provided, however, Mr. Straehla is not entitled to any distributions in respect of this carried interest unless and until each Wexford fund or affiliate has received repayment in full of such Wexford fund's or affiliate's capital account with respect to its investment in Panther Drilling. Thereafter, all future distributions made by Mammoth Holdings in respect of Panther Drilling will be paid 99.5% to the Wexford entities and affiliates and 0.5% to Mr. Straehla. Approximately 1.7% of distributions, if and when made by Mammoth Holdings, will be allocated in respect of Panther Drilling. Mr. Straehla is not an officer, manager or director of Mammoth Holdings.

Each of the selling stockholders in this offering is deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act.